

December 18, 2013

Via E-Mail
André Covre
Chief Financial Officer and Investor Relations Officer
Ultrapar Holdings Inc.
Av. Brigadeiro Luis Antônio, 1343, 9° Andar
São Paulo, SP, Brazil 01317-910

> **Re:** **Ultrapar Holdings Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed April 30, 2013**
> **File No. 001-14950**

Dear Mr. Covre:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Item 4. Information on the Company, page 24

B. Business Overview, page 35

Ipiranga, page 56

1. We note the disclosure on page 60, and elsewhere in the filing, that Ipiranga was the first distributor to launch online sales of fuel in 2011, which allows clients to purchase credits of fuel through a website. Please tell us more about how you account for the credits purchased by clients. Please also provide for us the dollar amount of credits purchased by customers for each reporting period provided. We may have further comments after considering your response.

Item 18. Financial Statements

Balance Sheets, page F-5

2. We note you present several line items that appear to be presented net, such as property, plant and equipment, intangible assets and trade receivables. To the extent these and other line items are presented net, please revise future filings to indicate as such.

Statements of Cash Flows, page F-12

3. Please tell us the nature and amounts included within the "Acquisition of subsidiaries, net" line item. As part of your response, please explain why a cash inflow is presented for the 12 months ended 2010 as opposed to outflows in 2011 and 2012, and how the amounts qualify for net reporting under paragraphs 22 through 24 of IAS 7.

9. Income and Social Contribution Taxes

b. Reconciliation of Income and Social Contribution Taxes, page F-50

4. We note your presentation of several line items within your reconciliation of income taxes under the statutory rate to the reported amount which appear to be general in nature, including "Operating provisions and nondeductible expenses/nontaxable revenues" and "Adjustment to estimated income." Please tell us the nature and amount on a gross basis of discrete items included within these line items. Additionally, to the extent you consider any of these discrete items significant on an individual or aggregate basis, please identify them and tell us what consideration you gave to providing related disclosure. Refer to paragraphs 81(c), 84 and 85 of IAS 12.

20. Shareholders' Equity

c. Capital Reserve, page F-78

d. Revaluation Reserve, page F-79

e. Profit Reserve, page F-79

5. You disclose several restrictions imposed on the distribution of net assets. Please tell us what consideration you gave to including supplemental disclosure of a single total amount of retained earnings free of restrictions. To the extent you do not believe this disclosure would be useful to investors, please tell us why.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief